CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

January 28, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Max. A. Webb

Re:	China Green Agriculture, Inc. Amended Registration Statement on Form S-3 Filed December 30, 2010 File No.: 333-168297

Dear Mr. Webb:

China Green Agriculture, Inc., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2011 (the “Comment Letter”) to the Company with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-168297) filed with the Commission on December 30, 2010 (the “Registration Statement”).  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.

Form S-3/A filed December 30, 2010

1.
We note your response to our prior comment three. Please tell us why your definitive proxy statement filed October 28, 2010 states on page 11 that your executive offices “are leased from Kingtone Information at no cost.”

Response:  The Company’s disclosure regarding the office lease contained in the Company’s proxy statement filed on October 28, 2010 (the “Proxy Statement”) is incorrect.  As stated in our response to the Staff’s prior comment three, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) previously leased the office space to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”) at no cost.  The Group Company then leased the offices to the Company. On September 30, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2010, the Company cancelled the lease agreement with the Group Company without penalty and signed a new two-year lease agreement directly with Kingtone Information effective as of July 1, 2010. According to the new lease agreement, the monthly rent is approximately $1,600 (RMB 10,800).

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

The Company respectfully notes that the amount involved in this related party transaction ($38,400) falls below the $120,000 threshold set forth in Item 404 of Regulation S-K requiring disclosure of related party transactions.  In light of the immaterial nature of this related party transaction, the Company believes that it is unnecessary to amend its Annual Report on Form 10-K for the fiscal year ended June 30, 2010 to revise the disclosure contained in the Proxy Statement.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely, /s/ Tao Li Tao Li Chief Executive Officer